UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT
TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Financial Investors Variable Insurance Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1625 Broadway, Suite 2200

Denver, Colorado 80202

Telephone Number (including area code):

(303) 623-2577

Name and address of agent for service of process:

Jeffrey T. Pike, Esq.

1625 Broadway, Suite 2200

Denver, Colorado 80202

With copies of notices and communications to:

Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP

1550 Seventeenth Street, Suite 500

Denver, Colorado 80202

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒  NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Denver and the state of Colorado on the 7th day of December, 2006.

[SEAL]

Financial Investors Variable Insurance Trust
(Name of Registrant)

		By:	/s/ *
Edmund J. Burke
President and Chief Executive Officer

Attest:	/s/ Jeffrey T. Pike
Jeffrey T. Pike
Secretary

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*By:	/s/ Jeffrey T. Pike
Jeffrey T. Pike
Attorney-in-fact